

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05046136

March 1, 2005

Terri Reyering Abare, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000
Atrium Two
221 E. Fourth Street
Post Office Box 0236
Cincinnati, OH 45201-0236

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2005

Re: First Franklin Corporation
Incoming letter dated February 7, 2005

Dear Ms. Abare:

This is in response to your letter dated February 7, 2005 concerning the shareholder proposal submitted to First Franklin by James W. Bien. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: James W. Bien
6 Mariner's Cove
Cincinnati, OH 45249



Vorys, Sater, Seymour and Pease LLP

Suite 2000 • Atrium Two • 221 E. Fourth Street • Post Office Box 0236 • Cincinnati, Ohio 45201-0236 • Telephone (513) 723-4000 • Facsimile (513) 723-4056

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

In Columbus
52 East Gay Street
Post Office Box 1008
Columbus, Ohio 43216-1008
Telephone (614) 464-6400
Facsimile (614) 464-6350
Cable VORYSATER

In Washington
1828 L Street, NW
Eleventh Floor
Washington, D.C. 20036-5109
Telephone (202) 467-8800
Facsimile (202) 467-8900

In Cleveland
2100 One Cleveland Center
1375 East Ninth Street
Cleveland, Ohio 44114-1724
Telephone (216) 479-6100
Facsimile (216) 479-6060

In Alexandria
277 South Washington Street
Suite 310
Alexandria, Virginia 22314
Telephone (703) 837-6999
Facsimile (703) 549-4492

Terri Reyering Abare
Direct Dial (513) 723-4001
Facsimile (513) 852-7810
E-Mail · trabare@vssp.com



SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C.
2005 FEB -8 PM 4:12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
RECEIVED

February 7, 2005

VIA FACSIMILE AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth St., N.W.
Washington, D.C. 20549

Re: First Franklin Corporation, Commission No. 0-16362
Securities Exchange Act of 1934 (the "Exchange Act")/Rule 14a-8

Ladies and Gentlemen:

I am submitting this letter on behalf of First Franklin Corporation (the "Company") to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") a shareholder proposal dated January 27, 2005 and received by the Company on January 28, 2005 from Mr. James W. Bien (the "Proposal"), a copy of which is attached as Exhibit A hereto. The Company intends to omit the Proposal because it was not submitted in a timely manner as required by Rule 14a-8. The Company intends to file its definitive Proxy Materials with the SEC on or about March 25, 2005.

In accordance with Rule 14a-8(j) promulgated under the Exchange Act, the Company hereby submits its statement of reasons why it is proper to omit the Proposal relating to the 2005 Annual Meeting. The Company also hereby requests permission to file this letter in a shorter period than 80 calendar days prior to filing of the Proxy Materials. Enclosed are six copies of this letter and the Proposal. One copy of this letter, and the enclosure, is being simultaneously mailed to Mr. Bien.

Summary of the Company's Position

The Company intends to exclude the Proposal from the Proxy Materials under Rule 14a-8(e) because it was received on January 28, 2005, which is 64 days after the November 26, 2004 deadline published in the Company's 2004 proxy statement.

The Proposal

On January 28, 2005, the Company received the enclosed letter, dated January 27, 2005, from Mr. Bien setting forth the Proposal and requesting the inclusion of the Proposal in the Proxy Materials for the 2005 Annual Meeting. The Proposal directs the board of directors to maximize shareholder value and to explore all possibilities, including a sale or merger of the Company and retaining a merger and acquisition firm.

Grounds for Exclusion

The Company's proxy statement distributed to stockholders in connection with its 2004 annual meeting clearly stated that any stockholder proposals must be received no later than November 26, 2004 to be considered for inclusion in the Proxy Materials to be distributed in connection with the 2005 Annual Meeting. This date was calculated in accordance with Rule 14a-8(e)(2) and remains effective because the 2005 Annual Meeting date (April 25, 2005) has not been changed to a date more than thirty days from the date of the 2004 annual meeting (April 26, 2004).

Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission of such proposal to be deemed timely for Rule 14a-8 purposes. The Company received the Proposal 64 days after the November 26, 2004 submission deadline. Because Mr. Bien failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2), the Proposal may properly be excluded from the Proxy Materials.

The Staff has strictly enforced the deadline for submission of shareholder proposals and has consistently held that proposals received after the Rule 14a-8(e)(2) deadline may be omitted from a company's proxy materials. See, e.g., Wells Fargo & Company (January 24, 2005); Crane Co. (December 27, 2004); American Express Company (December 21, 2004) and Viacom Inc. (March 10, 2003). The burden is on the shareholder to make sure the proposal is received by the company by the required date.

We note the Company is not required to provide Mr. Bien with the 14-day notice under Rule 14a-8(f)(1), because the defect in the Proposal is a violation of Rule 14a-8(e) and cannot be cured. Section C.6.c. of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) cites the failure of a proponent to submit a proposal by the submission deadline as an example of a defect that cannot be remedied and, therefore, not subject to the 14-day notice requirement under Rule 14a-8(f)(1).

Good-Cause Exception to Rule 14a-8(j)(1)

The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the Company to seek relief from the 80-day deadline upon a showing that good cause exists for missing the deadline.

The Company intends to file its definitive Proxy Materials on or about March 25, 2005. As discussed above, the Proposal was submitted by Mr. Bien on January 28, 2005, 64 days after the submission deadline and a mere 56 days before the Company expects to file its Proxy Materials. Because of Mr. Bien's late submission, it is impossible for the Company to have submitted this matter to the SEC more than 80 days before the expected mailing date. Accordingly, the Company is requesting a waiver of such 80-day period.

Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(e) because Mr. Bien submitted the Proposal in an untimely manner. The Company also requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of filing of its definitive Proxy Materials.

If the Staff has any questions or comments regarding this letter, please contact me at (513) 723-4001 or Jason L. Hodges at (513) 723-8590.

Very truly yours,



Terri Reyering Abare, Esq.

TRA/klc
Enclosure

cc: Mr. James W. Bien

EXHIBIT A

January 27, 2005

Mr. Thomas Siemers, President
First Franklin Corporation
4750 Ashwood Drive
Cincinnati, OH 45241

Dear Mr. Siemers:

I am a stockholder of First Franklin Corporation with a position of 7,500 shares. This stock was purchased on the open market many years ago.

I wish to put a Stockholder's Proposal on the upcoming proxy for the 2005 annual meeting. Enclosed is a separate sheet for my proposal.

In addition, I request a copy of the latest stockholder list. I request this so that I may communicate with my fellow shareholders.

Thank you in advance for your help. I look forward to a timely response.

Sincerely,



James W. Bien
6 Mariner's Cove
Cincinnati, OH 45249

STOCKHOLDER'S PROPOSAL

I propose that management should maximize shareholder value. All possibilities should be explored, including the sale or merger of First Franklin Corporation with another institution. This should involve the employment of a recognized merger and acquisition firm that specializes in the thrift industry.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Franklin Corporation
Incoming letter dated February 7, 2005

The proposal relates to maximizing shareholder value.

There appears to be some basis for your view that First Franklin may exclude the proposal under rule 14a-8(e)(2) because First Franklin received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if First Franklin omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that First Franklin did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant First Franklin's request that the 80-day requirement be waived.

Sincerely,



Robyn Manos
Special Counsel